Exhibit 99.1

AMRYT PHARMA PLC

(“Amryt” or the “Company”)

Exercise of Warrants & Issue of Ordinary Shares and Total Voting Rights

DUBLIN, Ireland, and Boston MA, July 10 2020, Amryt (Nasdaq: AMYT, AIM: AMYT, Euronext Growth: AYP), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, announces that, on 09 July 2020, an institutional investor exercised subscription rights relating to 4,000,000 zero cost warrants (the “Warrants”).

These Warrants were issued in September 2019 as part of the Company’s acquisition of Aegerion.  Certain of Aegerion's creditors elected to receive the Warrants to subscribe for new Ordinary Shares instead of the same number of Ordinary Shares as consideration for the Acquisition. Each warrant entitles the holder to subscribe for one Ordinary Share for no additional consideration.

In order to satisfy the exercise of the Warrants, the Company today issued 4,000,000 ordinary shares of £0.06 each (the “New Ordinary Shares”) to the institutional investor. It is expected that admission to trading of the New Ordinary Shares on AIM and Euronext Dublin will become effective, and that dealings in the New Ordinary Shares will commence at 8.00 a.m. BST on 15 July 2020.

The issued share capital of the Company now comprises 163,363,543 ordinary shares of £0.06 each (the “Ordinary Shares”). Following the exercise of the Warrants referred to above, the Company holds 4,864,656 Ordinary Shares in treasury. Therefore, the total number of voting rights in the Company is 158,498,887. This figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules. The Company will also have in issue 13,196,273 zero cost warrants.

Enquiries:

Amryt Pharma plc	+353 (1) 518 0200
Joe Wiley, CEO Rory Nealon, CFO/COO

Shore Capital	+44 (0) 20 7408 4090
NOMAD and Joint Broker
Edward Mansfield, Mark Percy, Daniel Bush, John More
Stifel	+44 (0) 20 7710 7600
Joint Broker
Jonathan Senior, Ben Maddison
Davy	+353 (1) 679 6363
ESM Adviser and Joint Broker
John Frain, Daragh O’Reilly
Consilium Strategic Communications	+44 (0) 20 3709 5700
Amber Fennell, Matthew Neal, Ashley Tapp
LifeSci Advisors, LLC	+1 (212) 915 2564
Tim McCarthy

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014. The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

In the United Kingdom this announcement is directed only at (i) persons who have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”), (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons referred to in (i), (ii) and (iii) together being referred to as "relevant persons"). This document must not be acted or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with such persons.

About Amryt
Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.
Amryt’s commercial business comprises two orphan disease products.
Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.
Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.
Amryt's lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of Epidermolysis Bullosa ("EB"), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment. FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the FDA. The European and US market opportunity for EB is estimated by the Company to be in excess of $1.0 billion.
In March 2018, Amryt in-licenced a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.
For more information on Amryt, including products, please visit www.amrytpharma.com.
Forward-Looking Statements
Statements in this announcement with respect to Amryt's business, strategies, timing for completion of and announcing results from the EASE study, the potential impact of closing enrollment in the EASE study, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties which could cause the actual results to differ materially from such statements. Statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.